AMENDMENT NO. 3 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 3 to the Investment Advisory Agreement (the “Agreement”) dated February 12, 2001, as amended on January 22, 2007 and May 1, 2009, by and between Massachusetts Financial Services Company (the “Adviser”) and Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Manager”), with respect to the MFS Research International Portfolio, a series of Met Investors Series Trust, is entered into effective the 12th day of November, 2009.

WHEREAS the Agreement provides for the Adviser to provide certain investment advisory services to the Manager, for which the Adviser is to receive agreed upon fees; and

WHEREAS the Manager and the Adviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Manager and the Adviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Adviser’s fee to the following:

Percentage of average daily net assets

MFS Research International Portfolio	0.550% of first $200 million of such assets plus 0.500% of such assets over $200 million up to $500 million plus 0.450% of such assets over $500 million up to $1 billion plus 0.400% of such assets over $1 billion up to $1.5 billion plus 0.300% of such assets over $1.5 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 12th day of November, 2009.

METLIFE ADVISERS, LLC	MASSACHUSETTS FINANCIAL SERVICES COMPANY
By: /s/Jeffrey A. Tupper	By: /s/Robert J. Manning
Authorized Officer	Robert J. Manning
President